November 1, 2005

Mail Stop 4561

Mr. Timothy O'Connor
General Counsel
Triad Financial Corporation
7711 Center Avenue, Suite 100
Huntington Beach, CA 92647

Re: Triad Financial Corporation
**   Amendment Number One to Registration Statement on Form S-4**
**   Filed October 12, 2005**
**   File No. 333-126538**

Dear Mr. O'Connor:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Transactions, page 2

1.   In response to comment 11, you have revised the definition of the transactions but this still remains confusing. For example, in the second paragraph you have written: "the stock purchase agreement…together with the Acquisition" whereas in the first paragraph you define the Acquisition as the execution of the stock purchase agreement. Please revisit this section in an effort to provide clarity to investors.

Summary of Historical and Unaudited Pro Forma Consolidated Financial Data, page 9

2.   Please tell us how you determined that you had a comparable basis for combining the first quarter and second quarter of 2005 in your summary of historical financial data, pro forma financial data, and MD&A. In your response, discuss the impact of purchase accounting adjustments on comparability.

Risk Factors

General

3.   In your response to comment 14, you have stated that you have deleted all language such as "we cannot assure you" from the risk factors; however, this language still appears on page 14. Please review your filing and revise any such occurrences.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three and Six Months Ended June 30, 2005 as Compared Three and six Months Ended June 30, 2004

Credit Quality, page 60

4.   Please refer to prior comment 30 and revise to disclose how your re-aging policies impact your credit quality ratios, provision for credit losses, charge-offs, and allowance. Provide this separately for your managed and your owned receivables.

Financial Statements

Note 2 – Significant Accounting Policies

Sale of Receivables, page F-8

5.   Please refer to prior comment 38 and tell us how your servicing fee market analysis relates to the servicing fee that you earn.

Exhibits

Exhibit 5.2

6.   We note that you assume no obligation to update your opinion. Please file your opinion again immediately prior to effectiveness or remove this language.

Exhibit 23.1

7. Please tell us why the auditors consents are issued by a different office than that office that opined on the financial statements included in this registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Isa Farhat at (202) 551-3485 or Don Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Dennis M. Myers
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601